SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

               Report on Form 6-K for the month of September 2004

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F   X           Form 40-F
                         -------                 -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                      No
                         -------                 -------

Enclosures:

1. Press release dated: September 30, 2004

                 OTE Updates Full Year 2004 Guidance


    ATHENS, Greece--(BUSINESS WIRE)--Sept. 30, 2004--Hellenic Telecommunications Organization SA (ASE:HTO)(NYSE:OTE), the Greek full-service telecommunications provider, today updated guidance (based on US GAAP) regarding the second-half and full-year profitability of its domestic fixed-line operations. The Company indicated that full-year 2004 Operating Income before Depreciation and Amortization in its Greek fixed-line activities should be significantly below previous guidance and comparable 2003 performance.
    Based on current company estimates, the decline in Greek fixed-line operating revenues for the full year should be roughly in line with the level recorded in the first half. Fixed-line operating revenues have been significantly impacted by the Regulator's decision to impose lower tariffs on a number of products and services. At the same time, the deterioration in the Company's Operating Income before Depreciation and Amortization has been exacerbated by a number of factors, including continuing increases in Personnel Expenses and Other Operating Expenses, only partly attributable to the 2004 Olympic Games.
    Despite the continued strong performance of all its other activities, the decline in domestic fixed-line profitability will have a detrimental impact on the Group's overall results for 2004.
    Mr. Panagis Vourloumis, Chairman and CEO, noted: "We are taking measures in many directions to address this situation with the urgency it requires; these measures will include the reorganization of our Greek fixed-line operations and headcount reductions."
    OTE will announce third quarter 2004 results together with detailed outlook for the full year on November 25, 2004.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.


    CONTACT: OTE
             Dimitris Tzelepis
             Head of Investor Relations
             Tel: +30 210 611 1574 / 1429
             email: dtzelepis@ote.gr
             or
             Nikos Kallianis
             Senior Financial Analyst, Investor Relations
             Tel: +30 210 611 5070;
             email: nkallianis@ote.gr
             or
             Daria Kozanoglou
             Communications Officer, Investor Relations
             Tel: +30 210 611 1121;
             email: nkozanoglou@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Hellenic Telecommunications Organization S.A.



                                By: /s/Iordanis Aivazis
                                    -------------------
                                    Name: Iordanis Aivazis
                                    Title: Chief Financial Officer

Date: September 30 2004